SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )


                                Hoenig Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434396107
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                                 (CUSIP Number)

        Kathryn L. Hoenig, Vice President, General Counsel and Secretary,
                    Hoenig Group Inc., Royal Executive Park,
                   4 International Drive, Rye Brook, NY 10573
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 434396107.
          ---------

CUSIP NO. 434396107.
          ---------


                                  SCHEDULE 13D

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric P. Sapirstein
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b)  |_|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------

4      SOURCE OF FUNDS (See Instructions)
       PF
------ -------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               842,400

     NUMBER OF        -------- -------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY                0
      OWNED BY
        EACH          -------- -------------------------------------------------
     REPORTING        9        SOLE DISPOSITIVE POWER
       PERSON                  842,400
       PERSON
        WITH           -------- ------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         842,400

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

     This Amendment Number 2 to the Schedule 13D filed by Fredric P. Sapirstein dated August 26, 1997 reflects the vesting of options to purchase 250,000 shares of Common Stock, and amends Items 3, 5, 6 and 7 of the Schedule 13D as follows:


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the last paragraph thereof and by adding thereto:

     On November 7, 1997, the 15,000 shares of Common Stock owned by the Estate were distributed from the Estate to the Reporting Person.

     On January 29, 1998, the Reporting Person was granted a non-qualified option to purchase 180,000 shares of Common Stock at $6.1875 per share. The option vests with respect to 60,000 shares on each of the first, second and third anniversaries of the date of grant. The non-qualified option to purchase 180,000 shares terminates on January 29, 2008, subject to earlier termination in the event of termination of the Reporting Person's employment. No cash or other consideration was paid in connection with the grant of this option.

     In addition, the vesting of fifty percent (representing 250,000 shares) of the ten-year, non-qualified options to purchase shares of Common Stock at $5.00 per share which previously were granted to the Reporting Person on September 5, 1996 (collectively, the "Performance Options") was accelerated as a result of the closing price of the Common Stock meeting the specified target stock price, as further described in Item 6. Fifty percent of the Performance Options vested on May 13, 1998 and are presently exercisable. The unvested portion of the Performance Options (representing the remaining 250,000 shares) vests on the ninth anniversary of the date of grant, subject to acceleration if the closing price of the Common Stock equals or exceeds certain target stock prices as further described in Item 6.

     The Reporting Person holds presently exercisable options to purchase an aggregate of 400,000 shares.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by substituting the following for subsection (a) thereof:

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as of May 14, 1998, the Corporation had issued and outstanding 9,073,540 shares of Common Stock.

     The Reporting Person is the beneficial owner of 842,400 shares of Common Stock or 8.9% of the outstanding Common Stock, consisting of (i) 442,400 shares of Common Stock owned directly and (ii) 400,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to presently exercisable stock options.

     Item 5 is further amended by substituting the following for the first paragraph of subsection (b) thereof and by deleting the second paragraph of subsection (b):

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 842,400 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 842,400 shares of Common Stock. As a result of the distribution of the 15,000 shares of Common Stock owned by the Estate from the Estate to the Reporting Person, the Reporting Person does not share the power to vote, or to direct the vote of, or power to dispose of, or to direct the disposition of, any shares of Common Stock.

     Item 5 is further amended by deleting subsection (d) thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by deleting the last sentence of the last paragraph thereof and by adding thereto:

     On January 29, 1998, the Reporting Person was granted a non-qualified option to purchase 180,000 shares of Common Stock at $6.1875 per share. This option was granted under the Corporation's 1996 Long-Term Stock Incentive Plan, a copy of which was previously filed as Exhibit H to the Schedule 13D and the 1996 Long-Term Stock Incentive Plan Grant Certificate, dated January 29, 1998, issued to the Reporting Person, a copy of which is attached as Exhibit J hereto. The option vests with respect to 60,000 shares on each of the first, second and third anniversaries of the date of grant. The non-qualified option to purchase 180,000 shares terminates on January 29, 2008, subject to earlier termination in the event of termination of the Reporting Person's employment. The option is not assignable or transferable except by will or by the laws of descent and distribution and does not grant any privileges as a stockholder with respect to any shares of Common Stock until the options are exercised.

     In addition, the vesting of fifty percent of the Performance Options was accelerated as a result of the average of the closing price of the Common Stock on each trading day during a period of twenty consecutive trading days equaling or exceeding the target stock price of $7.00 per share. Fifty percent of the Performance Options vested on May 13, 1998 and are presently exercisable. The remaining Performance Options (representing 250,000 shares) vest on the ninth anniversary of the date of grant, subject to accelerated vesting if the average closing price of the Common Stock equals or exceeds $8.00 per share for twenty consecutive trading days.

Item 7. Material to Be Filed as Exhibits.

     Item 7 is hereby amended by adding the following:

     Exhibit J -    Hoenig Group Inc. 1996 Long-Term  Stock Incentive Plan Grant
                    Certificate,  dated  January 29, 1998,  issued to Fredric P.
                    Sapirstein

     Exhibit K -    Amendment  No. 1 to the  Hoenig  Group Inc.  1996  Long-Term
                    Stock Incentive Plan  (Incorporated  by reference to Exhibit
                    10.15 to the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 26, 1998

                                     Fredric P. Sapirstein

                                     /s/ Fredric P. Sapirstein
                                     -------------------------

                                                                       EXHIBIT J
                                                                       ---------
                                HOENIG GROUP INC.
                       1996 LONG-TERM STOCK INCENTIVE PLAN
                                Grant Certificate

This Grant Certificate evidences the grant of an option pursuant to the provisions of the 1996 Long-Term Stock Incentive Plan (the "Plan") of Hoenig Group Inc. (the "Company") to the individual whose name appears below (the "Grantee"), covering the specific number of shares of Common Stock of the Company ("Shares") set forth below, pursuant to the provisions of the Plan and on the following express terms and conditions:

1.   Name of Grantee:

          Fredric P. Sapirstein

2.   Number of Shares which are subject to this option: 180,000

3.   Exercise price of Shares subject to this option: $6.1875

4.   Date of grant of this option: January 29, 1998

5.   Vesting:

          60,000 Shares on January 29, 1999
          60,000 Shares on January 29, 2000
          60,000 Shares on January 29, 2001

6.   Termination date of this option:

          January 29, 2008, or, if earlier, 90 days following termination of employment (one year if termination is on account of death or disability, or immediately if the Committee (as defined in the Plan) determines that termination is for cause).

7.   Type of Option:

          Non-Qualified stock option

The Grantee hereby acknowledges receipt of a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this option is subject to such terms and provisions in all respects.

At any time when the Grantee wishes to exercise this option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares to be exercised, and shall remit to the Company the exercise price and all applicable withholding and other taxes.


HOENIG GROUP INC.                              AGREED TO AND ACCEPTED BY:


By:  /s/ Alan B. Herzog                        /s/ Fredric P. Sapirstein
---  ------------------                        -------------------------
Name: Alan B. Herzog                                   Grantee
Title: Chief Operating Officer